VIA EDGAR

August 30, 2023

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	One Liberty Properties, Inc. (the “Company”)
Registration Statement on Form S-3
Originally Filed August 4, 2023
File No. 333-273713

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement under said Act, so that the same will be declared effective on September 1, 2023 at 5:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

If you have any questions or comments, please do not hesitate to contact Jeffrey Baumel, Esq. of Dentons LLP at 973-912-7189, Brian Lee, Esq. of Dentons LLP at 212-768-6926 or Asher Gaffney, Esq., Vice President and Secretary of the Company at 516-773-2754.

Very truly yours,

ONE LIBERTY PROPERTIES, INC.

By:	/s/ Asher Gaffney
Asher Gaffney,
Secretary

AG/lm

cc:	Jeffrey Baumel, Esq.
Brian Lee, Esq.

60 Cutter Mill Road, Suite 303 • Great Neck, NY 11021	516-466-3100 • Fax 516-773-2770	NYSE: OLP